PZENA FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2015
(in thousands)

	Member's Equity	Retained Earnings	Total
Balance at December 31, 2014...	$ 251	$ 4	$ 255
Net Income..	-	36	36
Balance at December 31, 2015...	$ 251	$ 40	$ 291

See accompanying notes to financial statements.